

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2019

Kirkland Andrews
Chief Financial Officer
NRG Energy, Inc.
804 Carnegie Center
Princeton, New Jersey 08540

  **Re: NRG Energy, Inc.
   Form 10-K for the Fiscal Year Ended December 31, 2018
   Filed February 28, 2019
   File No. 001-15891**

Dear Mr. Andrews:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Consumer Products